UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41945

Legato Merger Corp. III

(Exact name of registrant as specified in its charter)

Stadsgården 6

116 45 Stockholm
Sweden

+46 (0) 8 4900 4440

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $0.0001 per share

Redeemable warrants, each exercisable for one ordinary share at an exercise price of $11.50 per share

Units, each consisting of one ordinary share and one-half of one redeemable warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one*

* Effective on June 9, 2026, Legato Merger Corp. III merged with and into Einride Cayman Sub Limited, a wholly-owned subsidiary of Einride AB (“Merger Sub”), with Merger Sub surviving the merger and becoming a wholly-owned subsidiary of Einride AB.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Einride Cayman Sub Limited, as successor by merger to Legato Merger Corp. III, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Einride Cayman Sub Limited
(As successor by merger to Legato Merger Corp. III)

Date: June 23, 2026	By:	/s/ Roozbeh Charli
	Name:	Roozbeh Charli
	Title:	Director